UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

LyondellBasell Industries N.V.

(Name of Issuer)

Ordinary shares, par value €0.04 per share

(Title of Class of Securities)

N53745100

(CUSIP Number)

Alejandro Moreno

c/o Access Industries, Inc.

40 West 57th Street, 28th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Matthew E. Kaplan

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. AI International Chemicals S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,144,973 shares
	8	SHARED VOTING POWER 35,548,394 shares
	9	SOLE DISPOSITIVE POWER 41,144,973 shares
	10	SHARED DISPOSITIVE POWER 35,548,394 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,693,367 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 19.99% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 383,657,690 ordinary shares issued and outstanding as of October 26, 2018, as reported in the Issuer’s Form 10-Q, filed on October 30, 2018.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 76,693,367 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 76,693,367 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,693,367 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 19.99% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	All percentages are based on an aggregate of 383,657,690 ordinary shares issued and outstanding as of October 26, 2018, as reported in the Issuer’s Form 10-Q, filed on October 30, 2018.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Access Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 76,693,367 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 76,693,367 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,693,367 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 19.99% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 383,657,690 ordinary shares issued and outstanding as of October 26, 2018, as reported in the Issuer’s Form 10-Q, filed on October 30, 2018.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Access Industries Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 76,693,367 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 76,693,367 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,693,367 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 19.99% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 383,657,690 ordinary shares issued and outstanding as of October 26, 2018, as reported in the Issuer’s Form 10-Q, filed on October 30, 2018.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 76,693,367 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 76,693,367 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,693,367 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 19.99% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 383,657,690 ordinary shares issued and outstanding as of October 26, 2018, as reported in the Issuer’s Form 10-Q, filed on October 30, 2018.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. AI Investments Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,100,000 shares
	8	SHARED VOTING POWER 71,593,367 shares
	9	SOLE DISPOSITIVE POWER 5,100,000 shares
	10	SHARED DISPOSITIVE POWER 71,593,367 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,693,367 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 19.99% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 383,657,690 ordinary shares issued and outstanding as of October 26, 2018, as reported in the Issuer’s Form 10-Q, filed on October 30, 2018.

Amendment No. 11 to Schedule 13D

This amendment to Schedule 13D is being filed by AI International Chemicals S.à r.l. (“AIIC”), Len Blavatnik, Access Industries, LLC, Access Industries Holdings LLC, Access Industries Management, LLC and AI Investments Holdings LLC (“AIIH”) (collectively, the “Reporting Persons”, and each, a “Reporting Person”) to report certain open market purchases of ordinary shares of the issuer.

The Schedule 13D (the “Schedule”) filed with the Securities and Exchange Commission on January 10, 2011, as amended and supplemented by Amendment No. 1, filed February 23, 2011, Amendment No. 2, filed on February 16, 2012, Amendment No. 3, filed on December 17, 2012, Amendment No. 4, filed on August 5, 2013 Amendment No. 5, filed on December 31, 2014, Amendment No. 6, filed on June 10, 2015, Amendment No. 7, filed on March 17, 2016, Amendment No. 8, filed on February 6, 2017, Amendment No. 9, filed on February 14, 2017 and Amendment No. 10, filed on January 8, 2018 is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 11. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

Item 3 Source and Amount of Funds or Other Considerations

The disclosure in Item 3 is hereby amended to add the following to the end thereof:

The information set forth in item 5(c) of this amendment to Schedule 13D is incorporated herein by reference. Such purchases were funded using capital contributed from affiliated entities, which funded that capital using cash on hand.

Item 4 Purpose of Transaction

The disclosure in Item 4 is hereby amended to add the following to the end thereof:

The November 2018 transactions described in Item 5(c) below were effectuated for investment purposes in the regular course of such entity’s business.

Item 5 Interest in Securities of the Issuer

The disclosure in Items 5(a) and 5(b) is hereby amended and restated in its entirety to read as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of ordinary shares (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of ordinary shares as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

The 76,693,367 ordinary shares reported in this Schedule 13D include (i) 41,144,973 ordinary shares owned directly by AIIC, (ii) 3,522,699 ordinary shares owned directly by AIPH Holdings LLC, (iii) 16,000,000 ordinary shares owned directly by AI European Holdings S.à r.l. (“AIEH”), (iv) 74,028 ordinary shares owned directly by Altep 2010 L.P. (“Altep 2010”), (v) 74,754 ordinary shares owned directly by Altep 2011 L.P. (“Altep 2011”), (vi) 72,772 ordinary shares owned directly by Altep 2014 L.P. (“Altep 2014”), (vii) 10,456,829 ordinary shares owned directly by AI New Holdings 2 LLC, (viii) 5,100,000 ordinary shares owned directly by AIIH and (ix) 247,312 ordinary shares owned directly by AI New Holdings LLC.

AIIC holds 41,144,973 ordinary shares directly. Each of AIIH, Access Industries, LLC, Access Industries Holdings LLC, Access Industries Management, LLC and Len Blavatnik may be deemed to beneficially own, and share investment and voting power over, the ordinary shares held directly by AIIC because Mr. Blavatnik controls Access Industries Management, LLC and a majority of the outstanding voting interests in Access Industries, LLC, Access Industries Management, LLC controls Access Industries, LLC, Access Industries Holdings LLC and AIIH, which controls a majority of the outstanding voting interests in AIIC, and Access Industries Holdings LLC controls a majority of the outstanding voting interests in AIIH. Each of the Reporting Persons and each of their affiliated entities and the officers, partners, members, and managers thereof, other than AIIC, disclaims beneficial ownership of the shares held directly by AIIC.

Each of Access Industries, LLC, Access Industries Holdings LLC, Access Industries Management, LLC and Len Blavatnik may be deemed to beneficially own and share voting and investment power over the ordinary shares held directly by AIPH Holdings LLC because Access Industries Holdings LLC controls a majority of the outstanding voting interests in AIPH Holdings LLC, Access Industries, LLC controls a majority of the outstanding voting interests in Access Industries Holdings LLC, Access Industries Management, LLC controls Access Industries, LLC, Access Industries Holdings LLC and AIPH Holdings LLC and Mr. Blavatnik controls Access Industries Management, LLC and a majority of the outstanding voting interests in Access Industries, LLC. Because of its relationships with the other Reporting Persons, AIIC may be deemed to share investment and voting power over the ordinary shares held directly by AIPH Holdings LLC. Each of the Reporting Persons and each of their affiliated entities and the officers, partners, members, and managers thereof, disclaims beneficial ownership of the shares held directly by AIPH Holdings LLC.

Each of Access Industries, LLC, Access Industries Holdings LLC, Access Industries Management, LLC and Len Blavatnik may be deemed to beneficially own and share voting and investment power over the ordinary shares held directly by AIEH because Mr. Blavatnik controls Access Industries Management, LLC and a majority of the voting interests in Access Industries, LLC. Access Industries Management, LLC controls Access Industries, LLC, Access Industries Holdings LLC and Access Industries Investment Holdings LLC. Access Industries, LLC controls a majority of the outstanding voting interests in Access Industries Holdings LLC and controls AI International GP Limited, which is the general partner of AI SMS L.P., which is the sole member of Access Industries Investment Holdings LLC, which controls AI European Holdings GP Limited, which is the general partner of AI European Holdings L.P., which controls AIEH; and Access Industries Holdings LLC holds a majority of the equity of AI SMS L.P. Each of the Reporting Persons, and each of their affiliated entities and the officers, partners, members, and managers thereof, disclaims beneficial ownership of the shares held by AIEH.

Len Blavatnik may be deemed to beneficially own, and share investment and voting power over, the ordinary shares held directly by Altep 2010, Altep 2011, Altep 2014 and AI New Holdings LLC because he controls AI Altep Holdings, Inc. and AI Altep Holdings, Inc. is the general partner of each of Altep 2010, Altep 2011 and Altep 2014 and owns all of the membership interests in AI New Holdings LLC. Because of their relationships with the other Reporting Persons, each of AIIC, Access Industries Holdings LLC, Access Industries, LLC and Access Industries Management, LLC may be deemed to share investment and voting power over the ordinary shares owned directly by Altep 2010, Altep 2011, Altep 2014 and AI New Holdings LLC. Each of the Reporting Persons, and each of their affiliated entities and the officers, partners, members, and managers thereof, disclaims beneficial ownership of the ordinary shares held directly by each of Altep 2010, Altep 2011, Altep 2014 and AI New Holdings LLC.

Each of Access Industries Management, LLC, Access Industries Holdings LLC and Len Blavatnik may be deemed to beneficially own and share voting and investment power over the ordinary shares held directly by AI New Holdings 2 LLC because Mr. Blavatnik controls Access Industries Management, LLC, Access Industries Holdings LLC owns a majority of the membership interests in RSB 2 Limited which is the sole member of AI New Holdings 2 LLC, and Access Industries Management, LLC controls AI New Holdings 2 LLC. Because of their relationships with the other Reporting Persons, each of AIIC and Access

Industries, LLC may be deemed to share investment and voting power over the ordinary shares beneficially held directly by AI New Holdings 2 LLC. Each of the Reporting Persons, and each of their affiliated entities and the officers, partners, members, and managers thereof, disclaims beneficial ownership of the shares held by AI New Holdings 2 LLC.

AIIH holds 5,100,000 ordinary shares directly. Each of Access Industries, LLC, Access Industries Holdings LLC, Access Industries Management, LLC and Len Blavatnik may be deemed to beneficially own, and share investment and voting power over, the ordinary shares held directly by AIIH because Access Industries Holdings LLC controls a majority of the outstanding voting interests in AIIH, Access Industries, LLC controls a majority of the outstanding voting interests in Access Industries Holdings LLC, Access Industries Management, LLC controls Access Industries, LLC, Access Industries Holdings LLC and AIIH, and Mr. Blavatnik controls Access Industries Management, LLC and a majority of the outstanding voting interests in Access Industries, LLC. Each of the Reporting Persons (other than AIIH) and each of their affiliated entities and the officers, partners, members, and managers thereof, disclaims beneficial ownership of the shares held directly by AIIH.

The disclosure in Item 5(c) is hereby supplemented by adding the following at the end thereof:

(c) The following transactions in the Issuer’s securities have been effected by the Reporting Persons within the 60 days prior to this filing:

On November 1, 2018, AIIH purchased 164,293 ordinary shares of the issuer at a weighted average price of $90.4114 per share1, 112,096 ordinary shares of the issuer at a weighted average price of $91.4341 per share2 and 198,549 ordinary shares of the issuer at a weighted average price of $92.4633 per share3 in open market transactions.

On November 2, 2018, AIIH purchased 703,764 ordinary shares of the issuer at a weighted average price of $92.7813 per share4 in open market transactions.

On November 5, 2018, AIIH purchased 131,870 ordinary shares of the issuer at a weighted average price of $93.1049 per share5 in open market transactions.

[1]

These shares were purchased in multiple transactions at prices ranging from $90.1825 to $91.1800, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[2]

These shares were purchased in multiple transactions at prices ranging from $91.1900 to $92.1650, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[3]

These shares were purchased in multiple transactions at prices ranging from $92.2000 to $92.6500, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[4]

These shares were purchased in multiple transactions at prices ranging from $92.2600 to $93.0000, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[5]

These shares were purchased in multiple transactions at prices ranging from $92.6500 to $93.2500, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

On November 6, 2018, AIIH purchased 447,333 ordinary shares of the issuer at a weighted average price of $94.6560 per share6 and 67,378 ordinary shares of the issuer at a weighted average price of $95.1148 per share7 in open market transactions.

On November 7, 2018, AIIH purchased 105,553 ordinary shares of the issuer at a weighted average price of $95.1078 per share8, 132,585 ordinary shares of the issuer at a weighted average price of $96.2099 per share9 and 134,567 ordinary shares of the issuer at a weighted average price of $96.7959 per share10 in open market transactions.

On November 8, 2018, AIIH purchased 243,188 ordinary shares of the issuer at a weighted average price of $95.6789 per share11 and 471,851 ordinary shares of the issuer at a weighted average price of $96.2876 per share12 in open market transactions.

On November 9, 2018, AIIH purchased 443,462 ordinary shares of the issuer at a weighted average price of $95.8189 per share13 and 306,738 ordinary shares of the issuer at a weighted average price of $96.0839 per share14 in open market transactions.

[6]

These shares were purchased in multiple transactions at prices ranging from $94.0050 to $95.0000, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within such range.

[7]

These shares were purchased in multiple transactions at prices ranging from $95.0100 to $95.5500, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within such range.

[8]

These shares were purchased in multiple transactions at prices ranging from $94.5750 to $95.5700, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within such range.

[9]

These shares were purchased in multiple transactions at prices ranging from $95.5750 to $96.5700, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within such range.

[10]

These shares were purchased in multiple transactions at prices ranging from $96.5800 to $96.9400, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within such range.

[11]

These shares were purchased in multiple transactions at prices ranging from $94.9400 to $95.9350, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within such range.

[12]

These shares were purchased in multiple transactions at prices ranging from $95.9400 to $96.5800, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within such range.

[13]

These shares were purchased in multiple transactions at prices ranging from $94.9400 to $95.9350, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within such range.

[14]

These shares were purchased in multiple transactions at prices ranging from $95.9400 to $96.5050, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within such range.

On November 12, 2018, AIIH purchased 907,799 ordinary shares of the issuer at a weighted average price of $95.5780 per share15 and 42,201 ordinary shares of the issuer at a weighted average price of $96.1811 per share16 in open market transactions.

On November 13, 2018, AIIH purchased 455,814 ordinary shares of the issuer at a weighted average price of $95.0468 per share17 and 30,959 ordinary shares of the issuer at a weighted average price of $95.7189 per share18 in open market transactions.

Item 7 Materials to Be Filed as Exhibits

The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

Exhibit 99.1.12    Joint Filing Agreement, dated as of November 14, 2018.

[15]

These shares were purchased in multiple transactions at prices ranging from $95.0050 to $96.0000, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within such range.

[16]

These shares were purchased in multiple transactions at prices ranging from $96.0050 to $96.8200, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within such range.

[17]

These shares were purchased in multiple transactions at prices ranging from $94.5500 to $95.5400, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within such range.

[18]

These shares were purchased in multiple transactions at prices ranging from $95.5500 to $96.0500, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within such range.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2018

AI INTERNATIONAL CHEMICALS S.À R.L.

By:	/s/ ALEJANDRO MORENO
Name: Alejandro Moreno
Title: Class A Manager

LEN BLAVATNIK

By:	/s/ ALEJANDRO MORENO
Name: Alejandro Moreno
Title: Attorney-in-Fact

ACCESS INDUSTRIES HOLDINGS LLC

By: Access Industries Management, LLC, its manager

By:	/s/ ALEJANDRO MORENO
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES, LLC

By: Access Industries Management, LLC, its manager

By:	/s/ ALEJANDRO MORENO
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES MANAGEMENT, LLC

By:	/s/ ALEJANDRO MORENO
Name: Alejandro Moreno
Title: Executive Vice President

AI INVESTMENTS HOLDINGS LLC

By: Access Industries Management, LLC, its manager

By:	/s/ ALEJANDRO MORENO
Name: Alejandro Moreno
Title: Executive Vice President